RUBICON MINERALS CORPORATION

(The “Company”)

Quarterly Report

for the nine months ended September 30, 2002

Schedule A:  Financial Information

See unaudited financial statements for the nine months ended September 30, 2002 attached hereto.

Schedule B:  Supplemental Information

1.

Analysis of expenses and deferred costs

Unless otherwise indicated, all references herein are to Canadian dollars.

For a breakdown of Mineral Property Costs, see “Consolidated Statements of Deferred Property Costs” included in the unaudited financial statements attached hereto.

For a breakdown of General and Administrative Expenses, see “Consolidated Statements of Operations and Deficit” included in the unaudited financial statements attached hereto.  The following table is a breakdown of Office Expenses for the nine months ended September 30, 2002:

Name	September 30, 2002
Office Supplies, photocopying, telephone	$ 22,871
Insurance	824
Membership dues	3,705
Subscriptions / maps / reports	493
Interest & bank charges	10,633
Foreign exchange – general	2,359
Other	566
Total Office Expenses	$ 41,451

2.

Related party transactions

Other than set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management on the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the first nine months of the fiscal year of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Two Directors of the Company, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $6,500 per month. J. Garfield MacVeigh, another Director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management services have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established by the Board of Director’s Remuneration Committee and agreed to by the related parties.  In addition, in April 2002, the Company paid Mr. Gray and Mr. Adamson a bonus of $5,000 each for their services to the Company during the year ended December 31, 2001.  The aggregate fees paid to directors in for the nine months ended September 30, 2002 was $162,000 (2001 - $135,000).

The Company also paid a law firm, of which a partner of the firm is a director of the Company $212,798 for the nine months ended September 30, 2002, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at September 30, 2002 this firm is owed approximately $5,000 for the unpaid portion of this amount, a balance which is included in accounts payable.

None of the Company’s directors or insiders participated in any financings during the period July 1, 2002 – September 30, 2002.

Rubicon Management Ltd. (“RML”) is a holding company for 2,300,000 shares in the Company, a third of which are each beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray.  These individuals are directors of RML.  No other arrangements exist between RML and the Company.

3.

Summary of Securities issued and options granted during the period:

(a)

 securities issued during the period June 30, 2002 – September 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price / Exercise Price	Total Proceeds	Consider-ation	Commission Paid	Expiry Date (Warrants)
July 17, 2002	Common Shares	Property Acquisition	500,000	$1.85 (deemed)	N/A	Mineral Property	N/A	N/A
August 12, 2002	Common Shares	Property Acquisition	12,000	$0.77 (deemed)	N/A	Mineral Property	N/A	N/A
August 15, 2002	Common Shares	Warrant Exercise	750,000	$0.65	$487,500	Cash	N/A	N/A
August 30, 2002	Common Shares	Property Acquisition	30,000	$1.05 (deemed)	N/A	Mineral Property	N/A	N/A
September 29, 2002	Common Shares	Warrant Exercise	50,000	$0.80	$40,000	Cash	N/A	N/A

(b)

options granted during the period June 30, 2002 – September 30, 2002:

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price	Expiry Date
Dominion Goldfields Corporation	July 9, 2002	Consultant Stock Option	100,000	$1.15	July 9, 2007
J. Garfield MacVeigh	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David W. Adamson	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Michael J. Gray	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Douglas B. Forster	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
David R. Reid	August 8, 2002	Director Stock Option	175,000	$0.83	August 8, 2007
Bill Cavalluzzo	August 8, 2002	Employee Stock Option	175,000	$0.83	August 8, 2007
Ian Russell	August 8, 2002	Employee Stock Option	35,000	$0.83	August 8, 2007
Liz Monger	August 8, 2002	Employee Stock Option	35,000	$0.83	August 8, 2007
Darwin Green	August 8, 2002	Employee Stock Option	25,000	$0.83	August 8, 2007
Samantha Stevens	August 8, 2002	Employee Stock Option	15,000	$0.83	August 8, 2007
Steve House	August 8, 2002	Employee Stock Option	20,000	$0.83	August 8, 2007
Barry Sparkes	August 8, 2002	Employee Stock Option	15,000	$0.83	August 8, 2007
Jeff Noseworthy	August 8, 2002	Employee Stock Option	10,000	$0.83	August 8, 2007
Larry Poznikoff	August 8, 2002	Employee Stock Option	20,000	$0.83	August 8, 2007

(c)

Shareholder Rights Plan

On February 11, 2002 the Board of Directors adopted a Shareholder Rights Plan (the “Plan”).  The Plan was effective February 11, 2002 but in accordance with the TSX Venture Exchange requirements, the Plan had to be confirmed by the Company’s shareholders at its 2002 Annual General Meeting held on June 6, 2002.  The Company’s shareholders voted in favour of the Plan.

The purpose of the Plan is twofold.  Firstly, it will provide the Board of Directors and shareholders of the Company additional time to assess any offers to acquire shares of the Company and, where appropriate, to enable the Board of Directors to explore and develop alternatives to maximize shareholder value.  Secondly, it will encourage fair treatment of all shareholders in connection with any takeover bid for the Company.  In its deliberations concerning the implementation and terms and conditions of the Plan, the Board of Directors sought and obtained the services of an independent financial advisor (Roman Friedrich & Company).

The Plan is not intended to block takeover bids.  The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of Rubicon.  The Rights are not triggered by a "permitted bid", which is a bid made for all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn.  The exercise price per share is $30 until adjustment thereof in certain events as provided in the Shareholder Rights Plan.

1.

Summary of securities as at the end of the reporting period:

(a)

Description of authorized share capital:

The authorized capital of the Company consists of 250,000,000 shares without par value, of which 33,105,723 were issued and outstanding as at September 30, 2002.  All of the issued shares are fully paid.  Neither the Company nor wholly owned subsidiary Rubicon Minerals USA Inc. (“Rubicon USA”) own any shares of the Company.  No shares are held by or behalf of the Company or by its subsidiary, Rubicon USA.

The holders of shares are entitled to one vote for each share on all matters to be voted on by the shareholders.  Each share is equal to every other share and all shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The holders of shares are entitled to vote for each share held and are entitled to received pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

(b)

Issued share capital:

Issued:

   33,105,723

Recorded value:

$ 18,128,240

(c)

Summary of options, warrants and convertible securities outstanding as at September 30, 2002:

Type of Security	Number	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	177,500	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03
	100,000	$0.37	Nov. 22/03
	10,000	$0.74	Nov. 22/03
	250,000	$1.34	May 29/04
	100,000	$1.15	July 9/07
	1,225,000	$0.83	Aug 8/07
Warrants	400,000	$0.45	Nov. 5/02
	1,213,847	$0.65	July 30/03
	1,875,000	$1.10 / $1.50	Mar. 4/03 / Sept. 4/03
Agents Warrants	166,393	$0.35	Nov. 5/03
	187,500	$0.80	Jan. 30/03
	325,000	$0.80	Mar. 4/03
Rights (see Item 3c)	33,105,723	$30.00*	2006

*Note:  $30 per share is the exercise price until adjustment thereof in certain events as provided in the Shareholder Rights Plan

(d)

total number of shares in escrow and those subject to a pooling agreement:

None

5.

Directors & Officers as of November 26, 2002:

Directors:

 J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B.

Forster and David R. Reid.

Officers:

Chairman of the Board – J. Garfield MacVeigh

President & CEO – David W. Adamson

VP Exploration, CFO and Secretary – Michael J. Gray

VP Investor Relations – Bill Cavalluzzo

Schedule C:  Management Discussion for the period ended September 30, 2002

1.

Description of Business - Overview

Rubicon Minerals Corporation (the “Company) is a Tier 1 junior mineral exploration company that is listed on the TSX Venture Exchange with the trading symbol RMX.  The Company’s focus is the acquisition and exploration of mineral properties in North America.  The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  Where management determines that is in the best interest of the Company, partners will be sought to further the development of certain properties.  The Company’s principal properties are: (i) the McFinley Gold Project; (ii) the Red Lake McCuaig Joint Venture Project; (iii) the RLJV Property (all located in the Red Lake gold camp in the Province of Ontario); and, (iv) the Golden Promise Project (located in the Province of Newfoundland).  The Company also holds interests in several other Canadian mineral properties located in the Provinces of Newfoundland, Ontario, British Columbia, Nunavut Territory and a property in the State of Alaska, USA.

McFinley Acquisition Closed, Red Lake, Ontario

On July 18, 2002, the Company announced the closing of the McFinley Mine Property acquisition.  This acquisition consolidated the Company’s key McFinley Gold Project.

The McFinley Gold Project contains a shallow Inferred Mineral Resource of 334,007 tons at an average grade of 0.20 oz/ton gold down to the 400 foot level whereas producing mines in the camp have development down to 6500 feet.  This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101. These mineralized zones, combined with an additional four kilometres of high potential  represent a geological setting comparable to the world class Campbell (Placer Dome) and Red Lake (Goldcorp) producing mines.  The property has not been explored for over 12 years and has only recently been consolidated by Rubicon.  Refer to the Company’s news releases dated June 24 and July 18, 2002 for more information on the property.

On November 19, 2002, the Company announced that the Company will commence a diamond drill program of up to 10,000 feet at the McFinley Gold Project.  The Company’s exploration team has spent the last three months reviewing project information and conducting new surface exploration on the property.  This work has demonstrated that the setting of McFinley shows many similarities to both the Campbell and Red Lake Mines which, combined, comprise 23 million ounces of gold (past production and reserves).  Importantly, many of the controls on mineralization documented from the major deposits, particularly the known association with structures cutting ultramafics and neighbouring rocks, have not been the focus of previous exploration at McFinley.  The planned Phase I drill program will test these targets and will form the basis for an expanded Phase II drill program aimed at testing the unexplored strike and depth potential on the property.  The Phase I drill program, which is to start on or about November 23, is designed to test several land-based gold targets to establish the geological setting of the targets and as a prelude to a largely ice-based winter drill program in early 2003.  This will be the first drill program undertaken on the property in over 12 years.

The acquisition costs are detailed in the Company’s June 24, 2002 news release.  The 500,000 shares issued in this transaction have a hold period until November 18, 2002 and are subject to a voting trust agreement.  The Company has also signed a consulting agreement with Dominion Goldfields Corporation (“DGC”) whereby DGC will provide various legal and negotiating services to the Company in consideration for 100,000 stock options exercisable at $1.15 per share until July 9, 2007.

Golden Promise Project Acquired, Newfoundland

On July 23, 2002, the Company announced the acquisition of the 443 square kilometre Golden Promise Project in Newfoundland. The Golden Promise project was acquired following the discovery by a local prospector of large gold-bearing boulders estimated to weigh up to 2.5 tonnes.  Follow up work by Rubicon has established a 650 metre (~2100 feet) long by 15-20 metre (50-65 feet) wide area of boulders and rubble which, due to their quantity and angular nature, were interpreted to be very locally derived. Visible gold has been noted in at least 11 boulders over this strike length. Grab samples of six of the gold bearing boulders collected by Rubicon geologists assayed 2.6 oz/ton gold (88.5 g/t), 0.73 oz/ton gold (24.9 g/t), 1.1 oz/ton gold, (37.2 g/t), 0.53 oz/ton gold (18.2 g/t) 1.4 oz/ton gold (46.9 g/t) and one boulder with spectacular visible gold that assayed 10.3 oz/ton gold (353.4 g/t) *. There is no record of any staking or previous exploration work in the area of this raw discovery. Additional boulders containing minor visible gold have also recently been discovered, 325 metres southeast and 300 metres northwest of the main gold bearing vein and are interpreted to be associated with a separate, parallel structure.

* Note: All assays by Eastern Analytical Labs using the metallic fire assay technique.

Rubicon has a 100% interest in approximately 835 claims comprising part of the property.  An additional 692 claims were acquired by option from a third party (or fall within an area of interest with the third party) wherein Rubicon can acquire a 100% interest in the claims by making cumulative cash payments of $230,000 over four years ($15,000 in year one) and share payments of 100,000 (no shares in year one) over four years.  Rubicon has also granted a 2% NSR royalty on the optioned claims and has the right to buy a 1% NSR for $1,000,000 at any time.

Additional District-Size Gold Properties Acquired in Newfoundland

On July 31, 2002, the Company announced that it had acquired additional large gold properties in Newfoundland.  The new acquisitions cover four major trends – Glenwood Break, Avalon, StarTrack and New World trends.  The details of the trends can be found in the Company’s news release dated July 31, 2002.  Agreement terms for the properties are summarized below:

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1114 claims for an aggregate consideration of $478,000 cash over three to four years ($66,000 in year one), issuance of 210,000 shares (12,000 in year one) over four years and then by granting, in each case, a 2% net smelter return (“NSR”) of which a 1% NSR can be purchased for amounts between $1 million to $2.5 million at any time.  Rubicon has a 100% interest in an additional 2340 claims acquired by map staking. Two additional option agreements were disclosed in the Company’s news release dated February 27, 2002.

Avalon Gold Trend

The Company has four option agreements, in which it may earn a 100% interest in a total of 600 claims, for aggregate consideration of $290,000 cash ($52,500 in year one) and issuance of 145,000 shares (no shares in year one) over a three to four year period and then by granting, 2-3% NSR royalties of which 1%-2.0% NSR can be purchased for $1,000,000 to $2,000,000 in each option agreement.

StarTrack Gold Trend

Terms of the StarTrack Property agreement were disclosed in November, 2001. One additional property has recently been acquired by option for aggregate consideration of $25,500 ($6,000 in year one) and issuance of $22,500 value in shares over three years and the granting of a 2% NSR. A 1% NSR can be purchased by the Company for $1 million at any time.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for an aggregate consideration of $57,000 over four years ($12,000 in year one) and the issuance of an aggregate of 45,000 shares (none issued in year one) over three years.  The owner was granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1 million.

Drilling announced on BC and Newfoundland Projects

On August 15, 2002, the Company announced that drill programs were set to commence on its Golden Promise project in Newfoundland and its AxelGold project in B.C.

Golden Promise Project, Newfoundland

Rubicon recently discovered a gold-bearing quartz vein (The Jaclyn Zone) in an area of large, gold-bearing boulders that assayed up to 10.3 oz/ton gold (353.4 g/t). The boulders became exposed after ground vegetation was destroyed in a 1999 major forest fire in the area. Although hampered by overburden, one bedrock exposure of a gold-bearing vein zone up to 2.5 metres true thickness was discovered. Two other trenches to the east and west, though not exposing the vein directly, encountered numerous, large gold-bearing boulders very close to the bedrock surface thus extending the potential strike length of the zone to approximately 100 metres.  The Company announced that a total of 1500-2000 feet (500-700 metres) would be drilled in relatively short, typically less than 150 foot (~50 metre), drill holes along the projected vein.  Due to the potential for coarse gold, Rubicon utilized large diameter HQ core (2.5 inch or 63.5 mm) to yield a more representative sample for assaying purposes.

Rubicon applied for funding assistance from the Department of Energy and Mines of the Province of Newfoundland, through its Junior Company Exploration Assistance Program (JCEAP).

AxelGold Project, British Columbia

The AxelGold porphyry is a gold-bearing intrusive-related alkaline gold system located approximately 150 kilometres northeast of Smithers, B.C.  The project is under option to Wheaton River Minerals Ltd., which can earn a 50% interest in the project by spending a total of $1 million by November 2003.  A 3500-foot (~1100 metre) Phase I drill program commenced in mid-August to test strong gold-in-soil anomalies and anomalous gold values reported from limited historical diamond drilling on the property. The targets at AxelGold are bulk mineable gold and structurally controlled high-grade gold.  Rubicon is operator of the project.

Drilling on Golden Promise Project Delivered High-Grade Gold Intercepts

On September 19, 2002, the Company announced the results of its drill program on the Golden Promise Project in Newfoundland  A total of 21 holes were drilled on the Jaclyn Zone vein target for a total of 1045 metres.  The drill holes tested a 225-metre strike length on 25-metre to a maximum of 43-metre spacings.  Of 17 holes which intersected the vein zone, 15 contain visible gold.  An additional three holes were lost due to technical problems and a fourth hole was not drilled deep enough to reach its target.  The drilling was designed to test a newly discovered gold-bearing vein which was exposed by trenching in an area of gold-bearing boulders described in an earlier news release (July 23, 2002).

The Jaclyn gold-bearing vein system is developed over a minimum 225 metre strike length and has been tested to a vertical depth of only 50 metres below surface and is open for follow up in all directions.

 The following table on the following page presents assay results from the Golden Promise Drill program.

The drill program, sampling and assaying was carried out under the supervision of David Mullen, QP.  Half samples of HQ (63.5mm) or NQ (47.6mm) size core were sawn at a secure Rubicon facility and shipped to Springdale NF for analysis at Eastern Analytical Laboratories. A total of ten samples were sent for check assays at ALS Chemex Labs in Vancouver, B.C.  The drill program received financial assistance through the JCEAP program of the Newfoundland Department of Energy and Mines, whose support is gratefully acknowledged.

Hole #	Length of Hole (m)	Dip	Az	From	To	Core Length (m)	Estimated true thickness (m)	Au (oz/ton)	Au (g/t)
GP02-01 †	35.7	-45	160	23.00	29.30	6.30	4.05	0.19	6.59
Includes ††				26.75	29.30	2.55	1.64	0.48	16.57
Includes				28.65	29.30	0.65	0.42	0.97	33.39
GP-02-02	87.5	-70	160	-	-	-	-	Did not reach target	-
GP-02-03	26.5	-45	160	-	-	-	-	Hole lost	-
GP-02-04	10.4	-45	160	-	-	-	-	Hole lost	-
GP-02-05	38.7	-45	340	29.15	31.35	2.20	1.80	0.33	11.41
Includes				29.15	29.50	0.35	0.29	1.91	65.63
GP-02-06	56.4	-70	340	44.20	46.10	1.90	1.09	0.15	5.11
Includes				45.00	45.55	0.55	0.32	0.46	15.68
GP-02-07	8.3	-45	340						Hole lost
GP-02-08	32.0	-45	340	24.45	25.60	1.15	0.88	0.19	6.55
Includes				24.45	24.85	0.40	0.31	0.50	17.13
GP-02-09	60.1	-70	340	45.40	50.90	5.50	2.50	0.19	6.37
				45.40	50.30	4.90	2.22	0.20	7.05
				45.40	48.70	3.30	1.50	0.30	10.43
Includes				46.00	48.25	2.25	1.02	0.43	14.84
Includes				46.00	47.20	1.20	0.54	0.79	27.04
GP-02-10	46.0	-45	340	32.75	37.85	5.10	4.02	0.05	1.70
GP-02-11	69.2	-68	340	47.30	52.70	5.40	2.70	0.04	1.40
GP-02-12	32.0	-45	340	19.25	20.10	0.85	0.63	0.53	18.00
GP-02-13	49.4	-70	340	39.55	41.85	2.30	0.94	0.52	17.68
Includes				40.30	41.85	1.55	0.63	0.75	25.74
Includes				41.25	41.85	0.60	0.24	1.91	65.43
GP-02-14	37.8	-45	340	27.55	28.45	0.90	0.67	0.67	23.14
Includes				27.55	28.00	0.45	0.33	0.82	27.97
GP02-15	59.8	-65	340	47.20	48.30	1.10	0.52	0.33	11.25
Includes				47.80	48.30	0.50	0.23	0.69	23.47
GP02-16	65.6	-45	340	31.45	31.95	0.50	0.34	0.92	31.61
GP02-17	68.6	-65	340	55.5	59.15	3.65	1.48	0.09	3.02
Includes				58.5	59.15	0.65	0.26	0.48	16.49
GP02-18	42.7	-45	340	32.80	33.85	1.05	0.70	0.29	9.90
Includes				32.80	33.35	0.55	0.37	0.52	17.64
GP02-19	93.6	-68	340	90.35	91.8	1.45	0.45	0.01	0.49
GP02-20	41.2	-45	340	30.15	30.75	0.60	0.46	0.04	1.34
GP02-21	84.4	-65	340	33.45	33.85	0.40	0.21	2.01	68.95

2.

Discussion of Operations and Financial Condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s consolidated financial statements and related costs.  These financial statements included the cost of the Company’s wholly owned subsidiary Rubicon Minerals USA Inc.

During the nine months ended September 30, 2002 the Company expended a total of $4,801,684 on mineral exploration and acquisition (2001 - $290,060).  This does not include $1,954,550 in contributions from partners (2001 - $828,140) towards additional project exploration and acquisition activity.  Total exploration and acquisition expenditures with partner’s contributions were $6,756,234 ($1,118,200 in 2001).  Administrative and management fee income from partners for the first nine months of 2002 was $172,024 compared to $75,580 in 2001.  The increase in revenues is mainly attributable to a higher level of project expenditures by partners on projects where Rubicon managed exploration.  Investment income was $44,978 for the nine months ended September 30, 2002 (2001 - $17,864).

General and administrative expenses for the nine months ended September 30, 2002, excluding the write-off of deferred property costs, were $598,055 compared to $312,216 in 2001.  The higher general and administrative charges compared with the previous period in 2001, are primarily a result of higher Investor Relations costs (discussed below)and higher professional fees due to the Shareholder Rights Plan (~$25,000).

The resulting loss of $459,910 for the nine months ended September 30, 2002 compares to $482,864 for 2001.  The losses consisted of general and administrative charges and some charges attributed to property write-offs (property write offs for the nine months ended September 30, 2002 - $33,879; September 30, 2001 - $246,228).  During the third quarter of 2002, the company did not dispose of any mineral properties.

Investor Relations expenditures for the nine months ended September 30, 2002 were $201,151 as part of the general and administrative charges (2001 - $88,646).  The increase in investor relations expenses has been primarily related to the increase in U.S. and Canadian investment conferences and the number of marketing trips to Toronto. The expenditures also included costs for maintenance of the Company’s web site, annual/quarterly reports, general marketing and salary for Bill Cavalluzzo.  Investor Relations activities were conducted in-house by Bill Cavalluzzo (VP Investor Relations), management and administrative staff.

Other than management contracts as described in Schedule B, part 2, the Company’s only non-mineral property contract commitments are for a lease for office space and for the services of its financial advisor.  The Company entered into a lease dated August 1, 1996 and a renewal lease on May 2, 2001 to rent office facilities for a term of 3 years (August 1, 2001 to July 31, 2004), with a three-year renewal option.  The minimum annual lease payments are $66,640.  The Company signed a financial services consulting contract with Roman Friedrich & Company (“RFC”) in May 2002.  The contract is for four months at $15,000 per month with the Company’s option to renew the contract for an additional six months at the same rate.  As part of the RFC compensation the Company has also granted 250,000 stock options, exercisable at $1.34 until May 29, 2004.  In September, the Company elected to renew the RFC contract for the additional six months.

The Company has the following material commitments for capital expenditures in 2002 related to its mineral properties.  The total property and government fee payments for 2002 (required to be paid in U.S. dollars) will be US$76,500 (US$65,900 paid as of September 30, 2002).  The total property option payments and required exploration expenditures for 2002 (required to be paid in Canadian dollars) will be approximately* $3,414,600 ($3,070,000 was expended as of September 30, 2002) of which partners will contribute approximately $770,000 towards the above requirements.  The Company’s treasury, along with partner contributions, will satisfy the above funding requirements.

*Note:  The total 2002 McFinley Gold Project option payments (including closing payments in July 2002), were approximately $2,219,000.

3.

Subsequent Events

Corporate Business:

(i)

On November 5, 2002, 350,000 warrants were exercised at a price of $0.45 per share for net proceeds to the Company of $157,500.

(ii)

On October 15, 2002, the Company issued 50,000 stock options to a consultant at $0.87 per share, exercisable until October 15, 2004.

(iii)

On November 19, 2002, the Company issued 50,000 shares with a deemed price of $0.86 and made a $15,000 cash payment to the owners as the second tranche payment in connection with StarTrack property in Newfoundland.

(iv)

On November 20, 2002, the Company issued 20,000 stock options to an employee at $0.62 per share, exercisable until November 20, 2004.

Property Business:

(i)

On October 15, 2002, the Company announced its option agreement to acquire a 100% interest in the Rivard gold project, a mining lease comprising six claims (90 hectares) situated at the west end of the prolific Red Lake greenstone belt in NW Ontario. The Rivard gold project contains numerous trenched exposures of coarse visible gold bearing quartz +/- carbonate veins over an area measuring roughly 500 metres x 100 metres.  Gold-bearing veins range from less than 2 centimetres to 20 centimetres in thickness, with individual veins traceable up to 25 metres along strike.  Veins occur in proximity to a distinctive fragmental unit and highly altered and mineralized ultramafic rocks that have been traced for 600 metres along strike to the south onto the adjoining Advance RL Property which is controlled by Rubicon and is sub-optioned to AngloGold (Canada) Exploration Ltd. (“AngloGold”).

The property has been selected by AngloGold for inclusion in the RLJV. Under the terms of the RLJV agreement, AngloGold must make all cash payments plus provide cash compensation for any share payments made by Rubicon required to acquire and maintain the option on the Rivard property and must fund all exploration related to the Rivard gold project.

In order to acquire a 100% interest in the project, and subject to regulatory approval, Rubicon must make payments totaling C$218,000 over four years ($28,000 in year one), 210,000 shares over the same period (25,000 following regulatory approval), and conduct $1 million in exploration work on the project, which includes a firm commitment to spend $150,000 in year one.  Rubicon has granted a sliding rate NSR royalty to the vendors as follows: 2.25% NSR at an average gold price of less than or equal to US$400; 2.5% at an average gold price of greater than US$400 and less than or equal to US$500; and 2.75% at an average gold price greater than US$500.  Rubicon has the right at any time to purchase 1.25% NSR from the vendors for C$1 million and retains a right of first refusal to purchase any remaining NSR.

(ii)

On November 15, 2002, the Company announced the completion of Phase I drilling at its Red Lake McCuaig JV Project, Ontario.  Two separate areas were drill tested. Six holes (MC-02-35 to -40) totaling 1890 metres explored for the along-plunge continuation of the 1900 Zone discovered early this year from winter ice on Red Lake.  All the holes in the current program were drilled from the same site on a nearby island, located 240 metres from the 1900 Zone. Two of the six holes intersected silicified ultramafics but did not intersect gold mineralization associated with the 1900 Zone. All six holes tested are interpreted to have intersected below the interpreted down plunge projection of the 1900 Zone which remains open for further drill testing.

Two holes MC-02-33 and -34 (for 710 metres) were drilled under a vein zone located on McKenzie Island with no significant results.

Following complete review of new targets, Rubicon will conduct a Phase II program of winter drilling in early 2003 from the ice of Red Lake that will follow the gold mineralization at the 1900 Zone, explore the new LD zone gold mineralization and test for deeper gold mineralization.

The exploration program is directed by independent Qualified Person John Watkins, P.Geo.  Assaying of sawn NQ drill core was carried out by ALS Chemex Labs. of Vancouver, B.C. and included insertion of standard and blank samples for QA/QC control.

 4.

Financings, Principal Purposes and Milestones

(a)

Comparison of previously disclosed principal purposes from a financing to actual expenditures made during the reporting period:

On January 30, 2002, the Company raised $841,586 (gross) by way of private placement financing.  The disclosed principal purpose and the actual use of proceeds was the McFinley Gold Project acquisition..

On March 2, 2002, the Company closed a $3,000,000 (gross) financing with the disclosed principal purposes being diamond drilling and other exploration on the Company’s gold projects outside of the RLJV in the Red Lake gold camp and for general working capital purposes.  The Company used the proceeds for: (i) an airborne survey, trenching, ground surveying and relogging of core at the McFinley Gold Project in Red Lake, Ontario; (ii) diamond drilling at the McCuaig Red Lake JV project, Ontario; (iii) some Newfoundland property acquisition and exploration; and, (iii) for general working capital purposes.  The majority of the Newfoundland property acquisition and exploration has been funded by the proceeds of warrants exercised during January to September 2002.

(b)

There have not been material variances with regards to the above financings, their disclosed principal purpose and the actual use of proceeds.  The financings have allowed the Company to acquire projects (McFinley Gold Project), to meet its objectives of securing funding for testing a number of exploration targets and to finance general and administrative costs.

5.

Liquidity and Solvency

The Company is presently exploring its properties for sufficient ore reserves to justify production.  None of the Company’s properties are yet in production and consequently do not produce any revenue.  As a result, the Company’s ability to conduct operations, including the acquisition, exploration and development of mineral properties, is based completely on its ability to raise funds, primarily from equity sources.  While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties.

The Company will have to obtain financing in the future through any or all of: i) joint venturing projects; ii) equity financing; and iii) debt financing, or other means.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

The Company had a working capital balance of approximately $2,237,983 as at September 30, 2002, compared to $442,197 at September 30, 2001.  The liquid portion of the working capital was mainly invested in high-grade conservative money market instruments with a total face value of $2,123,059 as at September 30, 2002.  The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk.  Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers’ acceptance notes.  The objective of these investments is to preserve funds for exploration.

As at November 26, 2002, the outstanding options, warrants and warrant purchase options represented a total of 6,747,740 shares issuable for a maximum of $5,256,763 if these options, warrants and warrant purchase options were exercised in full.  The exercise of the options, warrants and warrant purchase options is completely at the discretion of the holders and the Company has had no indication that any of these options, warrants or warrant purchase options will be exercised, if at all.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute “forward looking statements”.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following:  risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.